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SEC FILE NUMBER
8-66185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION
FEB 28 2005
WASH., D.C. 202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWN Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7121 Fairway Drive
(No. and Street)

Palm Beach Gardens (City) FL (State) 33418-3764 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Rittman (561) 472-2048
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

777 South Flagler Drive, Suite 215 (Address) West Palm Beach (City) FL (State) 33401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denis Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWN Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

IRENE JUDITH YANNETT
MY COMMISSION EXPIRES March 12, 2009
#DD 371375
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss).~~ Operations
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Phillips Point East Tower
Suite 215
777 South Flagler Drive
West Palm Beach, FL 33401-6165

Telephone 561 832 8300
Fax 561 837 8531
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
GWN Securities, Inc.:

We have audited the accompanying statement of financial condition of GWN Securities, Inc. (the Company) (a wholly owned subsidiary of World Investment Network, Inc.) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. .

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GWN Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 11, 2005

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	350,718
Commissions receivable		765,527
Deposit with clearing broker		25,000
Prepaid expenses and other assets		151,619
Due from related party		23,000
Equipment, net of accumulated depreciation of $7,722		22,162
Deferred tax asset, net		10,835
	$	1,348,861

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	580,212
Accounts payable and accrued expenses		70,456
Income tax payable to Parent		18,556
Total liabilities		669,224
Stockholder's equity:		
Common stock, $0.01 par value 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		636,273
Retained earnings		43,363
Total stockholder's equity		679,637
	$	1,348,861

See accompanying notes to financial statements.

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Statement of Operations

Year ended December 31, 2004

Revenue:		
Sales commissions	$	7,838,666
Investment advisory fees		1,590,395
Interest		2,817
Total revenue		9,431,878
Expenses:		
Commissions on sales and investment advisory fees		8,463,274
Compensation		496,274
Office expenses		247,410
Bank charges		67,076
Professional fees		39,500
Depreciation		7,722
Other expenses		58,877
Total expenses		9,380,133
Income before income taxes		51,745
Income tax expense		7,721
Net income	$	44,024

See accompanying notes to financial statements.

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2004

		Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity
Balance, December 31, 2003	$	1	29,999	(661)	29,339
Capital contribution		—	110,000	—	110,000
Expenses paid by Parent		—	496,274	—	496,274
Net income		—	—	44,024	44,024
Balance, December 31, 2004	$	1	636,273	43,363	679,637

See accompanying notes to financial statements.

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net income	$	44,024
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		7,722
Deferred taxes		(10,835)
Compensation		496,274
Changes in other assets and liabilities:		
Increase in commission receivables		(765,527)
Increase in deposit with clearing broker		(25,000)
Increase in prepaid expenses and other assets		(151,619)
Increase in due from related party		(23,000)
Increase in commission payable		580,212
Increase in accounts payable and accrued expenses		69,795
Increase in income tax payable to Parent		18,556
Net cash provided by operating activities		240,602
Cash flows from investing activities:		
Purchases of equipment		(29,884)
Net cash used in investing activities		(29,884)
Cash flows from financing activities:		
Proceeds from capital contribution		110,000
Net cash provided by financing activities		110,000
Net increase in cash and cash equivalents		320,718
Cash and cash equivalents, beginning of year		30,000
Cash and cash equivalents, end of year	$	350,718
Supplemental schedule of noncash financing activities:		
Expenses paid by Parent	$	496,274

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

In May of 1999, W.I.N Capital Corporation was incorporated. W.I.N. Capital Corporation began operations during January of 2004. In May of 2004, W.I.N. Capital Corporation changed its name to GWN Securities, Inc.

GWN Securities, Inc. (the Company) is a registered broker/dealer and investment adviser, and a member firm of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of World Investment Network, Inc. (the Parent), a financial services holding company. Mutual funds, annuities, life insurance, and limited partnership interests are sold through the Company's independent registered representatives.

As a nonclearing broker/dealer and registered investment adviser, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

(b) Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and general practice within the brokerage industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenue and expenses for the period. Actual results could differ from those estimates.

(c) Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

(d) Income Taxes

The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the Parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

(Continued)

(e) ***Cash Equivalents***

The Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

(f) ***Equipment***

Equipment is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life, which is 3 years.

(2) Net Capital Requirements

Pursuant to the uniform net capital provisions of Rule 15c3-1 (the Rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 12.5% (for the first 12 months after commencing business) of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2004, the Company's net capital was $471,781 which was $388,128 in excess of its required net capital of $83,653. The Company's net capital ratio was 1.42 to 1 at December 31, 2004.

(3) Related-Party Transactions

The Company paid $4,200 during the year ended December 31, 2004, for rent to Parent. The lease is month-to-month and may be canceled at any time.

(4) Stockholder's Equity

In May of 2004, the Company increased its authorized shares of common stock from 100 shares to 1,000 shares.

(5) Income Taxes

Income tax expense (benefit) attributable to income from operations consists of:

		Current	Deferred	Total
Year ended December 31, 2004:				
U.S. federal	$	14,126	(9,251)	4,875
State and local		4,430	(1,584)	2,846
	$	18,556	(10,835)	7,721

(Continued)

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Notes to Financial Statements

December 31, 2004

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes as follows:

Tax expense at statutory federal income tax rate	$	17,593
State income taxes, net of federal benefit		(9,872)
	$	7,721

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2004 is as follows:

Deferred tax asset:		
Accrued expenses	$	14,676
Total gross deferred tax asset		14,676
Less valuation allowance		—
		14,676
Deferred tax liability:		
Depreciation		(3,841)
Total gross deferred tax liability		(3,841)
Net deferred tax asset	$	10,835

Schedule I

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

December 31, 2004

Computation of net capital:				
Total stockholder's equity qualified for net capital			$	679,637
Deduct nonallowable assets and other deductions and/or charges:				
Nonallowable assets:				
Prepaid expenses and other assets	$	151,619		
Due from related party		23,000		
Equipment, net		22,162		
Deferred tax asset		10,835		
Fidelity bond deductible		240		
Total nonallowable assets				207,856
Net capital			$	471,781
Amounts included in total liabilities which represent aggregate indebtedness – commissions payable, and accounts payable and accrued expenses			$	669,224
Computation of basic net capital requirement:				
Minimum net capital required (the greater of $5,000 or 12.5% of aggregate indebtedness)			$	83,653
Excess net capital			$	388,128
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$	404,859
Ratio of aggregate indebtedness to net capital				1.42 to 1

Note: See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule II

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 to the Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2004

		Net capital
Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$	490,337
Increase in deferred tax asset		(10,835)
Adjustment to income taxes		(7,721)
Net capital computation pursuant to Rule 15c3-1	$	471,781

See accompanying independent auditors' report.

Schedule III

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2004

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession and control requirements under Rule 15c3-3.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Phillips Point East Tower
Suite 215
777 South Flagler Drive
West Palm Beach, FL 33401-6165

Telephone 561 832 8300
Fax 561 837 8531
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors
GWN Securities, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of GWN Securities, Inc. (the Company), (a wholly owned subsidiary of World Investment Network, Inc.) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 11, 2005